Exhibit II

to

Schedule 13G


Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated May 15, 2025 in connection with their beneficial ownership of 908 Devices Inc. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.


Ameriprise Financial, Inc.

By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor Services


Columbia Management Investment Advisers, LLC

By: /s/ Michael G. Clarke
Name: Michael G. Clarke
Title: Senior Vice President, North America Head of Operations & Investor   Services